

Mail Stop 4631

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 15, 2009

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

      RE: **The Blackstone Group L.P.**
              Form 10-Q for Period Ended June 30, 2009
              File No. 1-33551

Dear Mr. Tosi:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation, and where you believe we have raised an immaterial issue, please explain the basis for your view. We have asked you to provide us with supplemental information so we may better understand your views and/or disclosure better. After reviewing this information, we may or may not raise additional comments on the matter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and also in the enhancement of the overall disclosure in the filing. We will make every effort to accommodate timing considerations that you may have, subject to our overall workload priorities. In this regard, it will be helpful if you can keep us apprised of developments in your schedule and if you can respond to our comments and inquiries as quickly as possible. We look forward to working with you in these respects.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. In your analysis of performance fees on page 48 you note that the increase was "principally driven by positive performance in one of our private equity investment funds". We also note references to performance in "certain funds" or other individual funds elsewhere in your analysis. As you know, in our letter dated October 31, 2008, we asked you to consider providing fund performance information in your disclosures. In your response dated December 5, 2008, you stated that such information is not a meaningful measurement of your results of operations. In order for us to better understand this view, and the factors that have impacted your results of operations, we respectfully request that you provide us with certain supplemental information as indicated in the comments that follow below.

2. In your response letter dated May 21, 2007 (pursuant to your registration statement on Form S-1), you provided us with a listing of all of your funds. Please provide us with such a list as of June 30, 2009. Please indicate whether or not each fund is consolidated in your financial statements as of that date. Please include an additional column that presents the assets under management (AUM) by fund.

3. Please tell us whether the fair value of any individual fund represented more than 5% of segment AUM at any year-end for the three years ended December 31, 2008, or as of June 30, 2009.

4. Please tell us whether any of the following measures, either separately or combined, for any individual fund, has impacted the segment Economic Net Income (Loss) of any segment, by more than 5% in any of the three years ended December 31, 2008, or in the six month period ended June 30, 2009:
   - Management and advisory fees earned;
   - Gross performance fees and allocations;
   - Gross reversals of performance fees and allocations; and
   - Investment income (loss)

5. Please tell us whether any of the following measures, for any individual fund, was greater than 5% of beginning or ending segment AUM in any of the three years ended December 31, 2008, or in the six month period ended June 30, 2009:
   - Inflows (contributions and increases in available capital);
   - Outflows (redemptions, dispositions and decreases in available capital); and
   - Market appreciation depreciation

6. For each of your funds that met the criteria described in comments three, four or five by more than 5%, please provide us with the following for any period(s) specified:

- Identify the investment fund;
- Identify and describe the underlying investments in the fund;
- Identify the above criteria and reporting period(s) in which the specified criteria was met;
- Quantify each of the above criteria for each of the three years ended December 31, 2008 and the six months ended June 30, 2009;
- Provide us with the annual returns and the returns from inception to date for each fund, for each of the three years ended December 31, 2008 and the six months ended June 30, 2009; and
- Provide us with enhanced narrative analysis discussing any material activity in each of those funds, for each of the three years ended December 31, 2008 and the six months ended June 30, 2009.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424, or in her absence, myself at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant